vnu

RECEIVED

2005 AUG 16 P 3:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

05010466

SUPPL

Date	July 27, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated July 27, 2005:

- **VNU ANNOUNCES CHANGE IN DIVIDEND POLICY**

With kind regards,
VNU bv
b/a

Rob de Meel
Senior Vice President

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

dlw 8/17

vnu

ADR file nr. 82-2876

Press release

Date July 27, 2005

VNU ANNOUNCES CHANGE IN DIVIDEND POLICY

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced a change in its dividend policy to bring the policy in line with international standards.

Beginning with the interim dividend payable on August 23, 2005, VNU will pay a cash dividend only. Previously, the company offered shareholders the choice between a cash dividend and a stock dividend payable in common shares.

The per-share amount of the interim cash dividend will be announced when VNU reports its first-half results on August 10, 2005.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.8 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor relations	Rob de Meel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+ 1 646 654 5031
	Peter Wortel	Haarlem	+31 23 546 36 00